February 1, 2007

Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington D.C., 20549-7070

Re: Songzai International Holding Group, Inc.
Forms 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 333-66994

Dear Mr. Hiller:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Songzai International Holding Group, Inc. (the “Company”) dated September 5, 2006. This letter supplements responses provided in the Company’s letter to the Staff dated January 29, 2007.

For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

Staff Comment 1.       Certain comments written on your annual report on Form 10-KSB also pertain to the comparable areas of your subsequent interim Reports on Form I0-QSB.

Response:

The Company has filed its Amendment No. 1 to Form 10-KSB for the year ended December 31, 2005 (the “Amended 10-KSB”) concurrently herewith. The Company will amend its Quarterly Reports on Form 10-QSB for the Quarterly Periods Ended March 31, 2006 and June 30, 2006, as requested by the Staff following review of the responses to prior comments provided in this letter and the Amended 10-KSB, or in the alternative, to make such additional disclosures in future filings.

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 2 Description of Business and Properties History and Organization, page 3

Staff Comment 2.      We note your disclosure under this heading stating that you continued to operate your online gift card and related products business through September 2003. However, your disclosure on page 4 indicates that your online gift card business was not terminated until October 2004. It appears that there was a period of inactivity of your online gift card business before the sale of your subsidiary.
Yong Heng, in December 2005. Please revise your disclosure to clarify.

Response:

The disclosure on page 3 under the heading Description of Business and Properties – History and Organization” of the Form 10-KSB have been amended in the Amended 10-KSB to note that the Company discontinued its on-line gift cards and related products business in October, 2004.

Controls and Procedures, page 25

Staff Comment 3.      We note your disclosure stating that your President and CFO have concluded that as of the period covered by this report, your disclosure controls and procedures “. . . are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with accounting principles generally accepted in the United States.”

Given the limited scope of your conclusion, relative to the definition of disclosure controls and procedures set forth in Rule l3a-l5(e) of Regulation 13A, please revise your disclosure to either conclude on effectiveness without qualification, or to explain whether your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized arid reported, within the time periods specified in the Commission’s rules and forms.

Response:

The disclosure on page 25 of the Amended 10-KSB under the heading “Controls and Procedures” has been amended to state as follows:

“Item 3. Controls and Procedures

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 3

As required by Rule 13a-15(e) under the Exchange Act, as of the end of the period covered by this annual report, being December 31, 2005, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's President along with our company's Chief Financial Officer. Based upon that evaluation, our company's President along with our company's Chief Financial Officer concluded that our company's disclosure controls and procedures are effective as at the end of the period covered by this report. There have been no significant changes in our company's internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Disclosure controls and procedures and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our President and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.”

Financial Statements

Note 2 – Gain on Disposal of Discontinued Operations, page F-12

Staff Comment 4.      We note your disclosure indicating you recorded a gain on the sale of your subsidiary, Yong Heng, and received cash proceeds of $107,798. However, you also disclose that such proceeds were “still outstanding” as of the end of the period. Please resolve these inconsistent disclosures; tell us if the amount was collected subsequently.

If it has not been collected, tell us how you determined that receipt was reasonably assured and that you did nor have continuing involvement that would require different accounting under the guidance in SAB Topic 5:E.

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 4

Response:

Note 2 on page F-12 of the Amended 10-KSB has been amended as follows to clarify the status of the gain on the sale of the Company’s subsidiary, Yong Heng:

“2. GAIN ON DISPOSAL OF DISCONTINUED OPERATIONS

On December 28, 2005, pursuant to a Purchase and Sale Agreement, the Company sold 100% interest in its subsidiary Yong Heng to a third party for $241,000. The gain on the disposal of discontinued operations are summarized as follows:

		2005
Net assets disposed of:	$
Fixtures and equipment		20,417
Cash at bank		8,913
Due from related companies		164,377
Other payables		(1,318)
Due to a stockholder		(58,587)
		133,802
Consideration by cash of:		(241,600)
Gain on disposal of discontinued operations		$(107,798)

Analysis of the net outflow of cash and cash equivalent in respect of the disposal of discontinued operations is as follows:

2005
Cash consideration received	$-
Less: cash and cash equivalents disposed	(8,913)
Net cash outflow	$(8,913)

As of December 31, 2005 the total cash consideration in respect of the sale of a subsidiary of $241,600 was still outstanding and has been included in "Other Receivables and Prepayments." at the end of December, 2005. See Note 5.”

Note 8 – Acquisition, page F-15

Staff Comment 5.      We note your disclosure explaining that in September 2004 you issued 400,000 shares of convertible preferred stock, convertible into 40,000,000 shares “post a one for one hundred reverse split” in exchange for a 75% interest in Tong Gong’s registered capital of $4,009,662. Please disclose the information required by SFAS 129 with respect to these shares before and after the planned reverse split; ensure that you address the voting rights of the shares, and circumstances under which conversion may occur.

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 5

On a related point, we note that you have recorded the value of the 400,000 shares of convertible preferred stock as APIC in your statement of stockholder’s equity; while also reporting the value of the shares as cash flows provided, by financing activities in your 2004 statement of cash flows. Expand your disclosure to include details sufficient to understand why you reported the value in APIC rather than preferred stock, and how the transaction gave rise to the cash flows depicted on page F-5, if that is an appropriate characterization.

Please identify in your disclosure all of the assets and liabilities received in the transaction, and your attribution of purchase price. Disclose the method of valuing the preferred stock and your rationale, in this regard. It should be clear how the level of control held by Li Hongwen and Li Hongjun was taken into account.

Response:

The reference to a “post a one for one hundred reverse split” was erroneous and has been omitted from the revised financial statements as of December 31, 2005 and 2004 included in the Amended 10-KSB. The preferred stock is not subject to a stock split, but as of December 31, 2005 was convertible into 40,000,000 shares of common stock, which was effectively a 100:1 conversion rate. Therefore, SFAS 129 is not relevant to the Company’s disclosures. The revised financial statements as of December 31, 2005 and 2004 included in the Amended 10-KSB reflect that conversion rate, however, the Company notes that it has amended the Certificate of Designation with the Secretary of State of the State of Nevada to reduce the conversion rate of the convertible preferred stock to 10:1 from 100:1. See the Company’s Current report on Form 8-K filed with the Commission on December 21, 2006.

The Company has also disclosed the following under Note 8 of the revised financial statements:

(i)	the conversion rights of the preferred convertible stocks and changes to the voting rights upon conversion.

(ii)	the value of the preferred convertible stocks issued was recorded as APIC as the stocks were issued without a par value.

(iii)	the purchase price comprised principally the property and equipment acquired, and

(iv)	the transaction’s effect on cash flows depicted in the financial statements.

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 6

Note 14 – Stockholders’ Equity, page F-20

Staff Comment 6.      Expand your disclosure to explain the method by which you determined the value ascribed to each issuance of shares described under this heading. Also disclose what you mean by “post a one for one hundred reverse split,” in referring to the number of shares into which the preferred stock is convertible.

Response:

The method in which the value ascribed to each issuance of shares is now included footnote 14 (A) (ii) of the revised financial statements as of December 31, 2005 and 2004.

As mentioned in our response to Staff Comment 5, the reference to a “post a one for one hundred reverse split” was erroneous and therefore excluded from the revised financial statements.

Exhibits

Consent of Independent Registered Public Accounting Firm

Staff Comment 7.      Please request that your auditors revise their consent form to include the appropriate language for the financial statements and entities audited by them in your annual report, and attach it with the amendment to your filing.

Response:

The auditor’s consent form has been revised as requested in the Amended 10-KSB.

Engineering Comments

General

Staff Comment 8.      We note that your stock price has significantly declined this past year, please provide us, as supplemental information, an analysis of the reasons lot this price drop

Response:

The Company believes that the decline in the price of the Company’s common stock has been the result of approximately 5 million shares of common stock having become eligible for public

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 7

sale pursuant to Rule 144 during the year. Our stock is lightly traded, so the sale of few shares relative to our total outstanding may adversely affect our stock price. The Company is not aware of any disclosure of material information, rumor about the Company or its business or market trend that affected the stock price.

Description of Business and Properties

The Tong Gong Coal Mine, page 4 and Our Mining Facilities, page 5

Staff Comment 9.      Provide a Brief Summary of your current coal mining operations.

Response:

The disclosure on page 5 of the Amended 10-KSB under the heading “Description of the Business and Properties – The Tong Gong Coal Mine” has been amended as requested to note the following:

“The land on which the Tong Gong Coal Mine is located, as well as the land on which most of our mining facilities is located and all mineral rights, are owned by the PRC. We operate the Tong Gong Coal Mine pursuant to a Coal Production Right Permit issued by the Heilongjiang Province Economy Committee. The Coal Production Right Permit provides authorization for the Company to mine up to 150,000 tons of coal per year in a 1.1193 square kilometer area, which comprises the entire area of the mine. The effective period of the current Coal Production Right Permit is from January 25, 2006 through April 30, 2015. Any material change or revocation in the permit by the PRC or the Heilongjiang Province Economy Committee could materially and adversely affect our operations and financial condition.

Currently all of the property and equipment of the TongGong coal mine is in safe working condition, and all the equipment and machines are under constant maintenance. In addition, every quarter the Company has budgeted the use of approximately 18% of the total retained profit for the acquisition of new equipments and maintenance.

The TongGong coal mines had been commended by local government officials and the coal mine administrating bureau during its annual coal mine production safety inspection.”

Also, additional disclosures regarding current operations have been added to the other subsections of “Description of the Business and Properties” as described in the response to Staff Comment 10 below.

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 8

Staff Comment 10.      For your Tong Gong coal mine, and any other material mineral properties, ensure that the disclosures required by industry Guide 7(b) arc provided. Refer to Industry Guide 7(b), paragraphs (1) through (5) for specific guidance. Industry Guide 7 can be viewed on our website at the following address.

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

Response:

The disclosures required by Industry Guide 7(b) have been fully described in the previously filed Form 10-KSB or are included in Amended 10-KSB as follows:

Location in Description of Business and
Industry Guide 7(b) requirement	Properties section of Form 10-KSB:
(1) The location and means of access	See “The Tong Gong Coal Mine” –
to the property.	second paragraph:

“The Tong Gong Coal Mine is located in the
western slope of the Xiaoqinganling Mountain in
northern PRC. The mine is accessible by both
railway and public roads. The coal reserves are
located in the middle of the Heibaoshan-Muer
coal basin, as secondary sedimentary basin.”

(2) A brief description of the tile,	The Form 10-KSB has been amended at
claim, lease or option under which the	page 5 under the heading “The Tong
registrant and its subsidiaries have or	Gong Coal Mine” to include the
will have the right to hold or operate	following:
the property, indicating any conditions
which the registrant must meet in order	“The land on which the Tong Gong Coal Mine is
to obtain or retain the property. If held	located, as well as the land on which most of our
by leases or options, the expiration	mining facilities is located and all mineral rights,
dates of such leases or options should be	are owned by the PRC. We operate the Tong
stated. Appropriate maps may be used	Gong Coal Mine pursuant to a Coal Production
to portray the locations of significant	Right Permit issued by the Heilongjiang
properties;	Province Economy Committee. The Coal
Production Right Permit provides authorization
for the Company to mine up to 150,000 tons of
coal per year in a 1.1193 square kilometer area,
which comprises the entire area of the mine. The
effective period of the current Coal Production
Right Permit is from January 25, 2006 through
April 30, 2015. Any material change or
revocation in the permit by the PRC or the
Heilongjiang Province Economy Committee
could materially and adversely affect our

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 9
operations and financial condition.”

The preceding disclosure was previously
provided under the heading “RISKS
RELATED TO OUR BUSINESS – Our
mining operations are inherently subject
to changing conditions that can affect
our profitability” beginning on page 10.

(3) A brief history of previous	See “The Tong Gong Coal Mine” – first
operations, including the names of	paragraph:
previous operators, insofar as known;
“Initial exploration of the Tong Gong Coal Mine
dates back to 1958-1959 when geological surveys
performed by Provincial Geology and Mineral
Bureau teams. A regional geologic survey was
conducted in 1972-1974 to determine coal
bearing stratigraphy. An exploratory drilling
program was undertaken in 1986 and continued
through 1991. The Tong Gong coal mine was
originally established in 1995 under the name
Jinchang Coal Mine, and produced coal from
1996 through 1998. Tong Gong purchased the
mining rights for the Jinchang Coal Mine in
June of 2004 from Hongwen Li and renamed the
mine Tong Gong Coal Mine.”

See also “History and Organization” –
fourth paragraph:

“On September 23, 2004, we acquired a 75%
interest in Heilongjiang Tong Gong Kuang Ye
You Xian Gong Si ("Tong Gong"), a corporation
organized and existing under the laws of the
PRC, and owner of an operational coal mine
located near Heihe City in the PRC, pursuant to
a Purchase and Sales Agreement, dated April 5,
2004.”

(4) (i) A brief description of the present	The Form 10-KSB has been amended at
condition of the property,	page 5 under the heading “The Tong
Gong Coal Mine” to include the
following:

“Currently all of the property and equipment of
the TongGong coal mine is in safe working
condition, and all the equipment and machines

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 10
are under constant maintenance. In addition,
every quarter the Company has budgeted the use
of approximately 18% of the total retained profit
for the acquisition of new equipments and
maintenance.

The TongGong coal mines have been
commended by local government officials and
the coal mine administrating bureau during its
annual coal mine production safety inspections.”

the work completed by the registrant	See “Our Mining Facilities” at page 5 –
on the property,	first paragraph:

“The Tong Gong Coal Mine was rehabilitated
for production in mid-2004 and hoisting
equipment, slopes, surface facilities and mining
equipment were then refurbished or replaced.
Hongwen Li paid approximately $456,000 in
equipment replacement and refurbishment costs.
The Company reimbursed Hongwen Li for all of
such expenses during 2005. We also incurred
approximately $600,000 of additional equipment
purchase expenses in 2005.”

A detailed description of the mine
facilities follows in the second and third
paragraphs.

the registrant's proposed program of	The Form 10-KSB has been amended at
exploration and development, and the	page 6 under the heading “Our Mining
current state of exploration and/or	Facilities” to include the following:
development of the property.
“Currently the coal mine is applying to increase
the annual production capacity under its Coal
Production rights Permits from 150,000 tons to
210,000 tons. The costs for such application are
approximately $200,000 and we expect the
application to be approved by the end of this
year.

In addition, the coal mine is applying to increase
its permitted reserves from 4.5 million tons to 6
million tons. The costs for such application is
$1.5 million and we expect the application to be
approved by the end of this year.”

Mines should be identified as either	The Form 10-KSB has been amended at
open-pit or underground.	page 5 under the heading “The Tong

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 11
Gong Coal Mine” to specifically state
that the mine is an underground mine.

If the property is without known	Not applicable – reserves are stated in
reserves and the proposed program is	the fourth paragraph under the heading
exploratory in nature, a statement to	“The Tong Gong Coal Mine” at page 5.
that effect shall be made;

(4) (ii) The age, details as to	The Form 10-KSB has been amended at
modernization and physical condition	page 5 under the heading “Our Mining
of the plant and equipment, including	Facilities”.
subsurface improvements and
equipment. Further, the total cost for	“Most of the equipment in the TongGong coal
each property and its associated plant	mine utilizes the latest technology available for
and equipment should be stated. The	use in the Chinese coal mining industry. All
source of power utilized with respect to	equipment is technologically sufficient to support
each property should also be disclosed.	the mine’s production capacity. In addition,
every quarter the Company has budgeted the use
of approximately 18% of the total retained profit
for the acquisition of new equipments and
maintenance.”

(5) A brief description of the rock	See “The Tong Gong Coal Mine” – all
formations and mineralization of	required information is disclosed
existing or potential economic	therein.
significance on the property, including
the identity of the principal metallic or
other constituents insofar as known. If
proven (measured) or probable
(indicated) reserves have been
established, state (i) the estimated
tonnages and grades (or quality, where
appropriate) of such classes of reserves,
and (ii) the name of the person making
the estimates and the nature of his
relationship to the registrant.

(6) If technical terms relating to	Not applicable.
geology, mining or related matters
whose definition cannot readily be
found in conventional dictionaries (as
opposed to technical dictionaries or
glossaries) are used, an appropriate
glossary should be included in this
report.

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 12

(7) Detailed geographic maps and	See response to Staff Comment 11.
reports, feasibility studies and other
highly technical data should not be
included in the report but should be, to
the degree appropriate and necessary
for the Commission's understanding of
the registrant's presentation of business
and property matters, furnished as
supplemental information.

Staff Comment 11.      You disclose estimates of proven and probable reserves and coal resources for the Tong Gong Coal Mute. Forward to our engineer as supplemental information and not as part of the filing, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. In particular, provide copies of any third party reports about the geology, coal properties, mining, resources or reserves, such as information from the John T. Boyd Company.

Response:

The Company has obtained a hard copy of the requested report and will promptly forward it to the Staff’s Engineer.

Staff Comment 12.      We note your Exhibits 99.1 and 99.3, Coal Production Right Permit and Safe Production Certificate are both dated to expire in April 30, 2015. Tell us, based on your current mining plan, how many tonnes of coal you expect will be mined by the expiration date of your permits. Also indicate if you or other Coal mining companies operating under similar conditions in the area have received renewals for these types of permits.

Response:

The Coal production rights permit and safe production certificate will be renewed on or before May 1, 2015. There are no foreseeable circumstances that may delay or prevent the coal mine from obtaining such renewal.

The mining permits under which the Company and similarly situated companies operate are new, so the Company is not aware of any similar permits that have yet expired or have had to have been renewed. As a result, we are not aware of any coal mining companies experiencing any difficulties in renewing similar permits. However, local governments and the applicable coal mining administrative bureau have indicated that as long as the coal mines continue to

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 13

meet applicable regulations and standards regarding mine safety, renewal of the permits will not be denied. We believe that we are in substantial compliance with all applicable safety regulations.

We believe that all coal mines that have been closed by governmental agencies were very small mines that have not met historical safety regulation or were deemed to be unable to meet the new safety regulations.

Management’s Discussion and Analysis, page 20

Staff Comment 13.      You disclose that the China Development and Revolution Committee plans on closing about 5,000 of the total 26,000 legal coal mines in the PRC. Tell us whether you have received any notice or indication from any level of government that your mines may be shut down for any reason.

Response:

As of the date hereof, we have not received any notice or indication from any level of government that our mines may be shut down for any reason. We do not anticipate that we will receive any such notice for the reasons described in the response to Comment 12 above.

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Karl Hiller Branch Chief U.S. Securities and Exchange Commission February 1, 2007 Page 14

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Hongjun Li
Hongjun Li
Chief Financial Officer
Enclosures
cc: Scott C. Kline
Crone Rozynko LLP